Stephen A. Snyder

President

June 10, 2014

Rob Ramoji

CastleRock Solutions

995 Montague Expressway, #121

Milpitas, CA 95035

Re:  Closing Date Extension

Dear Mr. Ramoji:

Please allow this letter to memorialize the extension of the deadline for closing to July 31, 2014 as set out in Sections 8.1 (c), (d) of the Asset Purchase Agreement (“APA”) dated August 23, 2013. If this is acceptable, please countersign and return to my attention.

Thank you for your attention to this matter.

Sincerely,

/s/ Stephen A. Snyder

Stephen A. Snyder

Tekhealth Services, Inc.	Professional Accounts Management, Inc.

By:	/s/ Rob Ramoji	By:	/s/ Rob Ramoji

Practice Development Strategies, Inc.	Rob Ramoji

By:	/s/ Rob Ramoji	By:	/s/ Rob Ramoji

7 Clyde Road, Suite 201, Somerset, NJ 08873         Phone 732.873.5133         Facsimile 732.964.9036         www.MTBC.com